Filed by Universal Compression Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Exterran Holdings, Inc.
Commission File No. 333-141695

     More Than a Compressor Company™
   Press Information
Houston, July 11, 2007
Hanover Compressor Company and Universal Compression Holdings, Inc.
Set Respective Shareholders’ Meetings for August 16, 2007
Hanover Compressor Company (NYSE: HC) and Universal Compression Holdings, Inc. (NYSE: UCO) announced today that the registration statement for the proposed merger between Hanover and Universal (which includes each company’s proxy statement for its 2007 annual meeting of shareholders) has been declared effective by the Securities and Exchange Commission. The effectiveness of the registration statement satisfies a condition to the closing of the proposed merger of equals, and provides each company the ability to have the merger agreement submitted to its shareholders for their consideration.
Each company’s shareholders of record as of June 28, 2007 will be asked to consider and vote on the proposed merger at its respective annual shareholders’ meetings, scheduled for August 16, 2007, at separate locations in Houston, Texas. As previously reported, upon the closing of the merger, each common share of Hanover will be converted to 0.325 shares of a newly created company, Exterran Holdings, Inc., and each common share of Universal will be converted to one common share of Exterran. Hanover and Universal expect the merger to close on or about August 20, 2007, if both companies’ shareholders have approved the merger and the other closing conditions are satisfied as of that date.
The effectiveness of the registration statement follows the announcement on July 5, 2007 that both Hanover and Universal had received notice that the waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to their proposed merger has been terminated.
About Hanover Compressor Company
Hanover Compressor Company is a global market leader in full service natural gas compression and a leading provider of service, fabrication and equipment for oil and natural gas production, processing and transportation applications. Hanover sells and rents this equipment and provides complete operation and maintenance services, including run-time guarantees for both customer-owned equipment and its fleet of rental equipment.
About Universal Compression Holdings
 Universal Compression Holdings, headquartered in Houston, Texas, is a leading natural gas compression services company, providing a full range of contract compression, sales, operations, maintenance and fabrication services to the domestic and international natural gas industry.
Forward-Looking Statements
 All statements in this release (and oral statements made regarding the subjects of this release) other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Universal’s and Hanover’s control, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to, statements regarding the ability of Universal and Hanover to complete their proposed merger and the expected timing of the closing of the transaction. While Universal and Hanover believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are the failure to receive the approval of the merger by the shareholders of Hanover and Universal and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement.
These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Universal’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended by Amendment No. 1 thereto, Hanover’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended by Amendment No. 1 thereto, and those set forth from time to time in Universal’s and Hanover’s filings with the Securities and Exchange Commission (“SEC”), which are available through www.universalcompression.com and www.hanover-co.com. Except as required by law, Universal and Hanover expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise.
Additional Information
 In connection with the proposed merger of Universal Compression Holdings and Hanover Compressor Company, a registration statement of the new company, Exterran Holdings, Inc. (formerly Iliad Holdings, Inc.), which includes definitive proxy statements of Universal and Hanover, a prospectus of Exterran and other materials, has been filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT UNIVERSAL, HANOVER, EXTERRAN AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus without charge, at the SEC’s web site at www.sec.gov, Universal’s web site at www.universalcompression.com, and Hanover’s web site at www.hanover-co.com. Copies of the definitive proxy statement/prospectus and the SEC filings that are incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Universal Compression Holdings, Inc., 713-335-7000 or to Investor Relations, Hanover Compressor Company, 832-554-4856.
Participants in Solicitation
 Universal Compression Holdings and Hanover Compressor Company and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the merger. Information about these persons can be found in the definitive proxy statement/prospectus that has been filed with the SEC in connection with the proposed transaction.

CONTACTS:
Hanover Compressor Company	Universal Compression Holdings, Inc.
Lee E. Beckelman	J. Michael Anderson
Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer
281-405-5194	713-335-7295

Stephen P. York	David Oatman
Vice President, Investor Relations & Technology	Vice President, Investor Relations
832-554-4856	713-335-7460